RECEIVED 82-34643

2006 SEP 11 P 12:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

06016703

Date September 5, 2006
Contact Martina C. Schuler

SUPPL

Unaxis Holding AG
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i.A. Martina C. Schuler
Corporate Communications

PROCESSED

SEP 11 2006

THOMSON FINANCIAL

Enclosure

- **The victory march of thin-film solar technology's continues**

dly 9/11

Unaxis Holding AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis balzers Leybold vacuum Contraves Space

ErSol doubles its thin-film module production capacity thanks to Oerlikon Solar

The victory march of thin-film solar technology's continues

- ErSol places further order worth CHF 30 million with Oerlikon Solar
- It will be the first to receive Oerlikon's newly developed coating system for transparent conductive oxide (TCO) besides the KAI 1200 production system
- This raises the relative efficiency ratio of the solar modules by 5-10%.
- Future-proof high-tech jobs are created in eastern Germany and Switzerland

***Dresden, September 5, 2006* – ErSol Thin Film GmbH (ETF), a subsidiary of ErSol Solar Energy AG, today ordered a further production system from Oerlikon Solar for the manufacturing of thin-film solar modules. The order is worth over CHF 30 million. The corresponding contract was signed today by the two CEOs, Karsten Weltzien of ETF and Thomas Limberger of Oerlikon.**

"The new production system enables us to double our production capacity for thin-film solar modules to 40 megawatts a year," says ETF Head Karsten Weltzien. The order is a testimony to the solar industry's trust and the high demand for our innovative thin-film technology," adds Thomas Limberger. Oerlikon is currently the only system manufacturer capable of supplying industrial production systems for thin-film solar modules with complete process technology. The ErSol system is due to be delivered in the first quarter of 2007 and will be ready for production in the third quarter.

ErSol had already placed a first order for a 20 megawatt system worth CHF 33.6 million in March 2006 with an option on further orders. The next large-scale order has now followed just a few months later. "To meet the enormous demand for photovoltaic production, we have decided to invest in additional technology. We are assuming that the share of thin-film technology in the overall PV market will have reached 20% by 2010," says Dr Claus Beneking, CEO of ErSol Solar Energy AG, explaining the reasoning behind ErSol Group's decision to engage in this innovative PV technology. "It is crucial for us to be among the technology leaders in the thin-film field right from the start. The cooperation with Oerlikon is the best foundation on which we can achieve this target."

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

In parallel with the extension of the production capacity, ErSol's facilities in Erfurt are set to be expanded. "We are creating future-proof high-tech jobs here in eastern Germany," points out Dr Claus Beneking. Thin-film solar technology is not only relevant from an ecological point of view, but is also increasingly becoming an important business factor. "The solar market will, in future, be worth billions – and Germany and Switzerland are among the leading players worldwide," explains Oerlikon's CEO Thomas Limberger. Oerlikon, too, is expanding its site in Trübbach, Switzerland. The Oerlikon Solar business unit, set up at the beginning of 2006 with a staff of around 28, now has over 130 employees, and further rises are planned.

The ErSol order is a further milestone in the victory march of thin-film technology for solar systems. Oerlikon's technology has a number of advantages over conventional crystalline cells. First, the thin-film process makes extremely clean silicon wafers redundant. These wafers are rare and expensive, and are likely to stay so in the foreseeable future. Second, the production of solar energy with thin-film modules is far more economical. Production costs can be reduced by over 30% compared to production using conventional crystalline modules. Given the high productivity of Oerlikon Solar's systems, generating solar power at competitive prices is likely to become feasible in southern regions in the mid-term future. And third, thin-film technology enables the direct production of solar modules measuring 1.4 square meters – a great advantage when it comes to the installation of solar systems and solar parks.

Recent innovations mean that Oerlikon is actually extending its technological lead. With its new TCO system now being produced for ErSol, Oerlikon Solar is the first manufacturer to cover the entire production process from untreated glass to finished solar module. The first process step – the coating of the glass with transparent conductive oxide (TCO) – was hitherto carried out by the glass supplier as an additional service. Oerlikon, however, has the facilities to produce TCO not only more cost-effectively, but also to a considerably higher level of quality. "We are the first system manufacturer in the world that has fully integrated the TCO coating process," says Oerlikon CEO Thomas Limberger. "Based on this integration, the relative efficiency ratio of the solar module can now be enhanced by 5-10%."

For further information please contact:

OC Oerlikon Management AG, Pfäffikon
Corporate Communications
Burkhard Böndel
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@oerlikon.com
investor.relations@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

RECEIVED

2006 SEP 11 P 12:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date September 6, 2006
Contact Martina C. Schuler

Unaxis Holding AG
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i.A. Martina

Corporate Communications

Enclosure

- **Oerlikon Group acquires stake in Saurer AG**

Unaxis Holding AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis ESEC balzers Leybold Vacuum Contraves Space

Media release

Oerlikon Group acquires stake in Saurer AG

- Oerlikon Group purchases about 24.1 % of Saurer AG (about 3.5 million shares), reserves options on a further 20.97 % of shares.
- Pre-announcement for public tender offer published today. Its aim is to acquire a majority stake in Saurer.
- High potential for synergy in terms of technologies, customers and markets.
- Transaction to be financed by a combination of available cash and debt financing.
- Positive financial effect expected for Oerlikon shareholders.

Pfäffikon SZ, September 6, 2006 **– Yesterday, the Oerlikon Group has purchased about 24.1 % of the share capital in Saurer from Laxey Partners (3.5 million shares). Oerlikon also holds options for an additional 20.97 % of the share capital in Saurer. Oerlikon has announced that it will make a public tender offer for all publicly held shares of Saurer. "Saurer and Oerlikon's business areas are an excellent combination", says Georg Stumpf, Chairman of the Board of Directors of Oerlikon. "They are both mechanical engineering and plant construction companies with similar value chains. This means that we will be able to realize a number of synergies", adds Thomas Limberger, CEO of the Oerlikon Group.**

A pre-announcement for the public tender offer for all publicly held shares in Saurer was released today. Oerlikon offers Saurer shareholders a price of CHF 93.42 per share, which corresponds to the minimum offer price for public tender offers in accordance with Swiss takeover law. The tender offer is subject to customary conditions for such offers. These include, among others, an acceptance level of at least 50.01% of the outstanding shares, that the relevant competition authorities have cleared the transaction and that no material adverse events have occurred. "Together with the board of directors of Saurer, we are pleased to continue working out the further details of the integration of the two companies," says Mr Stumpf.

In its two main fields of operation, textile machinery and gear and power transmission systems, Saurer AG is a global market leader with 12 000 employees, which, in 2005, achieved a turnover of CHF 2.43 billion and an EBIT of CHF 137 million.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

In the area of technologies, client groups and markets, an overlap already exists between Oerlikon and Saurer. Additionally, there is a high synergy potential through cooperation in the fields of purchase, manufacturing technologies and processes, as well as the areas of research and development. "We are in the process of creating a new Swiss technology group", said CEO Limburger, "that is going to excel by assuming a leading market position in all its fields of business."

The transaction will be financed with a combination of available cash and debt financing. The management expects a positive financial effect for the Oerlikon shareholders.

Oerlikon will provide further and detailed information on this matter at an upcoming press conference, invitations for which will be sent out within the next few days.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected. Rounding-off differences may lead to apparent discrepancies in the published figures.

For further information please contact:
OC Oerlikon Management AG, Pfäffikon
Corporate Communications
Burkhard Böndel
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@oerlikon.com
investor.relations@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

The following restrictions apply to this media release:

United States of America

The offer is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the "United States"). This includes, but is not limited to, facsimile transmission, telex and telephones. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in or into the United States and so doing may invalidate any purported acceptance.

United Kingdom

The offer documents in connection with the offer are not for distribution to persons whose place of residence, seat or habitual abode is in the United Kingdom. This does not apply, however, to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 in the United Kingdom or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "Relevant Persons"). The offer documents in connection with the offer must not be acted on or relied on by persons whose place of residence, seat or habitual abode is in the United Kingdom and who are not Relevant Persons. In the United Kingdom any investment or investment activity to which the offer documents relate is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Australia, Canada and Japan

This offer is not addressed to Saurer shareholders, whose place of residence, seat or habitual abode is in Australia, Canada or Japan (the "Excluded Shareholders"). The Excluded Shareholders may not accept this offer.

Other Jurisdictions

This offer is not, directly or indirectly, made in a country or jurisdiction in which such offer would be illegal, otherwise violate the applicable law or an ordinance or which would require Unaxis Holding AG to change the terms or conditions of the offer in any way, to submit an additional filing to, or perform additional actions in relation to, any governmental, regulatory or legal authority. It is not intended to extend the offer to any such country or such jurisdiction. Documents relating to the offer must neither be distributed in such countries or jurisdictions nor be sent to such countries or jurisdictions. Such documents must not be used for the purpose of soliciting the purchase of securities of Saurer AG by any person or entity from such countries or jurisdictions."